UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                          GVI Security Solutions, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   36242E 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   Fred Knoll
                         Knoll Capital Management, L.P.
                           200 Park Avenue, Suite 3900
                            New York, New York 10166
                                 (212) 808-7474
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 27, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_| .


      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                                 (Page 1 of 15)

----------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------                                        ------------------
CUSIP No.  36242E 10 1                                        Page 2 of 15 Pages
----------------------                                        ------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Knoll Capital Management, L.P.

---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |_|

---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           AF

---------- ---------------------------------------------------------------------
    5      CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                           |_|

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
---------- ---------------------------------------------------------------------
      NUMBER OF            7     SOLE VOTING POWER

        SHARES          -------- -----------------------------------------------
                           8     SHARED VOTING POWER
     BENEFICIALLY
                                 9,864,644
    OWNED BY EACH       -------- -----------------------------------------------
                           9     SOLE DISPOSITIVE POWER
      REPORTING
                        -------- -----------------------------------------------
     PERSON WITH          10     SHARED DISPOSITIVE POWER

                                 9,864,644
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           9,864,644
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                   |_|

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           20.0%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           PN
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

----------------------                                        ------------------
CUSIP No.  36242E 10 1                                        Page 3 of 15 Pages
----------------------                                        ------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           GVI Acquisition, LLC

---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |_|

---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           WC

---------- ---------------------------------------------------------------------
    5      CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                           |_|

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           California
---------- ---------------------------------------------------------------------
      NUMBER OF            7     SOLE VOTING POWER

        SHARES          -------- -----------------------------------------------
                           8     SHARED VOTING POWER
     BENEFICIALLY
                                 3,030,130
    OWNED BY EACH       -------- -----------------------------------------------
                           9     SOLE DISPOSITIVE POWER
      REPORTING
                        -------- -----------------------------------------------
     PERSON WITH          10     SHARED DISPOSITIVE POWER

                                 3,030,130
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,030,130
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                   |_|

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           6.2%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           PN
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

----------------------                                        ------------------
CUSIP No.  36242E 10 1                                        Page 4 of 15 Pages
----------------------                                        ------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Europa International Inc.

---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |X|
                                                                         (b) |_|

---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           WC
---------- ---------------------------------------------------------------------
    5      CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                           |_|

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           British Virgin Islands
---------- ---------------------------------------------------------------------
      NUMBER OF            7     SOLE VOTING POWER

        SHARES          -------- -----------------------------------------------
                           8     SHARED VOTING POWER
     BENEFICIALLY
                                 9,124,997
    OWNED BY EACH       -------- -----------------------------------------------
                           9     SOLE DISPOSITIVE POWER
      REPORTING
                        -------- -----------------------------------------------
     PERSON WITH          10     SHARED DISPOSITIVE POWER

                                 9,124,997
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           9,124,997
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           |_|

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           18.6
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           CO
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                        ------------------
CUSIP No.  36242E 10 1                                        Page 5 of 15 Pages
----------------------                                        ------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Woodman Management Corporation

---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |X|
                                                                         (b) |_|

---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           WC

---------- ---------------------------------------------------------------------
    5      CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                           |_|

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION


           California
---------- ---------------------------------------------------------------------
      NUMBER OF            7     SOLE VOTING POWER

        SHARES          -------- -----------------------------------------------
                           8     SHARED VOTING POWER
     BENEFICIALLY
                                 5,888,264
    OWNED BY EACH       -------- -----------------------------------------------
                           9     SOLE DISPOSITIVE POWER
      REPORTING
                        -------- -----------------------------------------------
     PERSON WITH          10     SHARED DISPOSITIVE POWER

                                 5,888,264
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           5,888,264
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                   |_|

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           12.0%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           CO
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

----------------------                                        ------------------
CUSIP No.  36242E 10 1                                        Page 6 of 15 Pages
----------------------                                        ------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Fred Knoll

---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |X|
                                                                         (b) |_|

---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           AF
---------- ---------------------------------------------------------------------
    5      CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                           |_|

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.A.
---------- ---------------------------------------------------------------------
      NUMBER OF            7     SOLE VOTING POWER
                                 54,465
        SHARES          -------- -----------------------------------------------
                           8     SHARED VOTING POWER
     BENEFICIALLY
                                 9,864,644
    OWNED BY EACH       -------- -----------------------------------------------
                           9     SOLE DISPOSITIVE POWER
      REPORTING                  54,465
                        -------- -----------------------------------------------
     PERSON WITH          10     SHARED DISPOSITIVE POWER

                                 9,864,644
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           9,919,109
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                   |_|

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           20.1
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                        ------------------
CUSIP No.  36242E 10 1                                        Page 7 of 15 Pages
----------------------                                        ------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           David Weiner
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |X|
                                                                         (b) |_|

---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           AF
---------- ---------------------------------------------------------------------
    5      CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                           |_|

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
---------- ---------------------------------------------------------------------
      NUMBER OF            7     SOLE VOTING POWER
                                 50,000
        SHARES          -------- -----------------------------------------------
                           8     SHARED VOTING POWER
     BENEFICIALLY
                                 6,221,597
    OWNED BY EACH       -------- -----------------------------------------------
                           9     SOLE DISPOSITIVE POWER
      REPORTING                  50,000
                        -------- -----------------------------------------------
     PERSON WITH          10     SHARED DISPOSITIVE POWER

                                 6,221,597
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


           6,271,597
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                   |_|

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           12.7%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT! *

Item 1. Security and Issuer.

      This Amendment No. 4 on Schedule 13D (this "Schedule 13D") relates to the common stock, par value $.001 per share (the "Common Stock"), of GVI Security Solutions, Inc. (formerly Thinking Tools, Inc.), a Delaware corporation (the "Company"), which has its principal executive offices at 2801 Trade Center Drive, Carrollton, Texas 75007. All share and price per share amounts in this
Schedule 13D give effect to the 1-for-65 reverse split of the Common Stock effected April 12, 2004 (the "Reverse Split").

Item 2. Identity and Background.

      This statement is being filed jointly by Knoll Capital Management L.P. ("Knoll Capital"), a Delaware limited partnership, GVI Acquisition, LLC ("Acquisition"), a California limited liability company, Europa International Inc. ("Europa"), a company organized under the laws of the British Virgin Islands, Woodman Management Corporation ("WMC"), a California corporation, and Fred Knoll and David Weiner, each a citizen of the United States (collectively, the "Reporting Persons").

      Knoll Capital, is an investment management firm, and is the general partner of Thinking Technologies, L.P. ("Technologies"), a Delaware limited partnership, and manages the investments of Europa and Knoll Capital Fund II ("KCF II"). Fred Knoll is the principal partner and president of Knoll Capital. Acquisition was formed as a joint venture of Europa and WMC to invest in and hold the common stock of GVI Security, Inc. ("GVI"), which subsequently merged with a subsidiary of the Company as described below. Europa is a fund which invests in and otherwise trades in equity and equity-related securities. WMC is a consulting firm. David Weiner is an investment consultant for and, and is the sole director and officer of, WMC. Mr. Weiner is also the sole stockholder of W-net, Inc., a California corporation ("W-net").

      The director of Europa is Standard Nominees Trident Trust Company (B.V.I.) Limited ("Standard"), a company organized under the laws of the British Virgin Islands. The sole managers of Acquisition are Messrs. Knoll and Weiner, and its sole members are Europa and WMC.

      The principal business address of Knoll Capital and Mr. Knoll is 200 Park Avenue, Suite 3900, New York, New York 10166. The principal business address of Europa and Standard is P.O. Box 146, Road Town, Tortola, British Virgin Islands. The address for Mr. Weiner, Acquisition and WMC is 3490 Laurel Canyon Blvd., Suite 327, Studio City, California 91604.

      During the last five years, none of the individuals or entities identified in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      Pursuant to a stock purchase and loan agreement dated September 28, 1994, Technologies purchased 30,079 shares of Common Stock for a purchase price of $100,000. The source of the funds to purchase such shares was Technologies' working capital.

      In connection with loans in the aggregate principal amount of $502,000 made by Technologies to the Company in July 1996, the Company issued to Technologies ten-year warrants to purchase 7,204 shares of Common Stock at an exercise price of $69.55 per share.

      In November 1998, in a private placement, Technologies purchased from the Company approximately 393 "units" for a purchase price of approximately $393,000. Each unit consisted of (i) a Secured Convertible Note ("Bridge Note") in the principal amount of $1,000 bearing interest at the rate of 10% per annum, convertible into 7.7 shares of Common Stock, and (ii) warrants ("Bridge Warrants") to purchase 3.1 shares of Common Stock at a price of $13.00 per share. In December 1999, Technologies converted the Bridge Notes (including accrued interest thereon) into 30,231 shares of Common Stock, at which time, pursuant to their terms, the Bridge Warrants were canceled. The source of the funds to purchase the units was Technologies' working capital.

      In December 1999, in lieu of accrued salary in the amount of $174,450 then owed to him, Mr. Knoll was issued immediately exercisable options to purchase 5,430 shares of Common Stock at a purchase price of $32.50 per share.

      In December 1999, in connection with services rendered in connection with the Company's acquisition of the assets of Tritium Network, Inc. (the "Tritium Acquisition"), the Company issued to Mr. Knoll (for no cash consideration), five-year warrants to purchase 8,458 shares of Common Stock at an exercise price of $32.50 per share.

      In December 1999, the Company issued to Mr. Knoll options to purchase an aggregate of 3,077 shares of Common Stock at a price of $32.50 per share.

      In March 2000, in connection with the closing of the Tritium Acquisition, the Company issued to Mr. Knoll for nominal consideration 200 shares of the Company's Series B Preferred Stock ("Series B Stock"), which are convertible into 3 shares of Common Stock. On February 20, 2004, Mr. Knoll transferred such shares of Series B Stock to Acquisition.

      In August 2000, Technologies distributed 1,072 shares of Common Stock to one of its limited partners.

      On November 27, 2000, Technologies was issued a Demand Convertible Note (the "Demand Note") in the principal amount of up to $1,000,000, bearing interest at the rate of 10% per year. The Demand Note was convertible into shares of Common Stock at an initial conversion price of $24.375 per share (the "Conversion Price"). In connection with the issuance of the Demand Note, Technologies was granted five-year warrants to purchase 6,539 shares of Common Stock at an exercise price of $24.375 per share. In February 2001, the Company's Board of Directors approved the reduction of the Conversion Price to $7.80 per share. By an instrument of transfer dated January 4, 2002, Technologies transferred the Demand Note to Europa. On January 4, 2002, the Company's Board of Directors approved the reduction of the Conversion Price of the Demand Note to a price at which the then outstanding principal amount of the Demand Note, together with interest accrued thereon through such date, would be convertible into 80% of the then outstanding shares of Common Stock of the Company on a fully-diluted basis. On February 20, 2004, Europa surrendered the Demand Note to the Company for cancellation in exchange for 10,000 shares of the Series D Convertible Preferred Stock of the Company ("Series D Stock"). The shares of Series D Stock automatically converted into 1,187,983 shares of Common Stock on April 12, 2004 upon the effectiveness of the Reverse Split.

      On February 17, 2004, as directors of the Company (i) Mr. Knoll was issued options to purchase 150,000 shares of Common Stock at a price of $2.60 per share, of which, options to purchase 37,500 shares of Common Stock may be exercised within 60 days from the date of this Schedule 13D, and (ii) Mr. Weiner was issued options to purchase 200,000 shares of Common Stock at a price of $2.60 per share, of which, options to purchase 50,000 shares of Common Stock may be exercised within 60 days from the date of this Schedule 13D.

      On February 20, 2004, pursuant to an Agreement and Plan of Merger dated as of February 19, 2004 (the "Merger Agreement"), GVI merged (the "Merger") with a subsidiary of the Company. GVI was the surviving corporation in the Merger and is now a wholly-owned subsidiary of the Company. Prior to the Merger, Acquisition was the holder of 88,000 shares of GVI's Common Stock. As a shareholder of GVI, Acquisition was issued in the Merger 382,608.68 shares of Series E Convertible Preferred Stock of the Company ("Series E Stock"). Such shares of Series E Stock automatically converted into 10,795,145 shares of Common Stock on April 12, 2004 upon the effectiveness of the Reverse Split.

      On October 29, 2004, KCF II and W-net each purchased 10 "Units" in a bridge financing at a purchase price of $50,000 per Unit. Each Unit consisted of
(i) $50,000 principal amount of 12% Subordinated Secured Promissory Notes (the "2004 Bridge Notes"), and (ii) the right to be issued warrants to purchase shares of the Company's Common Stock. As a result of the December 2004 private placement discussed below, and in accordance with the terms of the bridge financing, for the ten Units purchased by each of them, KCF II and W-net were each issued five-year warrants to purchase 333,333 shares of Common Stock at an exercise price of $1.50 per share (the "2004 Warrants"). KCF II and W-net purchased the Units with their working capital.

      In a private placement that closed on December 27, 2004, KCF II purchased 333,333 shares of Common Stock at a price of $1.50 per share. KCF II purchased these shares by reinvesting the amount due from the Company under the 2004 Bridge Note held by it, which note automatically became due on the closing of the private placement.

      On January 4, 2005, Acquisition made a distribution to its members, distributing 2,858,134 shares of Common Stock to WMC and 4,906,884 shares of Common Stock to Europa.

Item 4. Purpose of Transaction.

      The shares of Common Stock to which this Schedule 13D relates are held by the Reporting Persons as an investment.

      Acquisition, as the sole holder of the Series B Stock, has the exclusive right until March 7, 2005 to elect five members of the Board of Directors of the Company or such number of members as will constitute a majority of the Board.

Item 5. Interest in Securities of the Issuer.

      As of January 5, 2005, Acquisition beneficially owned 3,030,130 shares of Common Stock (the "Acquisition Shares"). The Acquisition Shares constitute approximately 6.2% of the Company's outstanding shares of Common Stock. The Acquisition Shares include 3 shares of Common Stock issuable upon conversion of the 200 shares of Series B Stock.

      As of January 5, 2005, WMC beneficially owned 5,888,264 shares of Common Stock (the "WMC Shares"). The WMC Shares constitute approximately 12% of the Company's outstanding shares of Common Stock. The WMC Shares include the 3,030,130 Acquisition Shares. As a member of Acquisition, WMC may be deemed to be the beneficial owner of such shares.

      As of January 5, 2005, Europa beneficially owned 9,124,997 shares of Common Stock (the "Europa Shares"). The Europa Shares constitute approximately 18.6% of the Company's outstanding shares of Common Stock. The Europa Shares include the 3,030,130 Acquisition Shares. As a member of Acquisition, Europa may be deemed to be the beneficial owner of such shares.

      As of January 5, 2005, Knoll Capital beneficially owned 9,864,644 shares of Common Stock (the "Knoll Capital Shares"). The Knoll Capital Shares constitute approximately 20.0% of the Company's outstanding shares of Common Stock. The Knoll Capital Shares include (i) 72,981 shares of Common Stock held by Technologies (which includes 13,743 shares issuable upon exercise of warrants); (ii) the 9,124,997 Europa Shares; (iii) 333,333 shares of Common Stock held by KCF II; and (iv) 333,333 shares of Common Stock which may be acquired by KCF II upon exercise of the 2004 Warrants.

      As of January 5, 2005, Mr. Knoll beneficially owned 9,919,109 shares of Common Stock (the "Knoll Shares"). The Knoll Shares constitute approximately 20.1% of the Company's outstanding shares of Common Stock. The Knoll Shares include (i) the 9,864,644 Knoll Capital Shares; (ii) warrants to purchase 8,458 shares of Common Stock exercisable at $32.50 per share; (iii) options to purchase 5,430 shares of Common Stock exercisable at $32.50 per share; (iv) options to purchase 3,077 shares of Common Stock exercisable at $32.50 per share; and (v) options to purchase 37,500 shares of Common Stock at a price of $2.60 per share.

      As of January 5, 2005, Mr. Weiner beneficially owned 6,271,597 shares of Common Stock (the "Weiner Shares"). The Weiner Shares constitute approximately 12.7% of the Company's outstanding shares of Common Stock. The Weiner Shares include (i) the 5,888,264 WMC Shares (ii) options to purchase 50,000 shares of Common Stock at a price of $2.60 per share; and (iii) 333,333 shares of Common Stock which may be acquired by W-net upon exercise of the 2004 Warrants.

      Technologies, Knoll Capital and Mr. Knoll share the power to vote and dispose of or to direct the vote or to direct the disposition of the 72,981 shares of Common Stock beneficially owned directly by Technologies.

      Acquisition, Europa, WMC, Knoll Capital, Mr. Knoll and Mr. Weiner share the power to vote and dispose of or to direct the vote or to direct the disposition of the 3,030,130 Acquisition Shares beneficially owned directly by Acquisition.

      Europa, Knoll Capital and Mr. Knoll share the power to vote and dispose of or to direct the vote or direct the disposition of the 9,124,997 Europa Shares beneficially owned directly by Europa.

      KCF II, Knoll Capital and Mr. Knoll share the power to vote and dispose of or to direct the vote or direct the disposition of the 333,3333 shares of Common Stock beneficially owned directly by KCF II and the 333,333 shares of Common Stock issuable upon exercise of the 2004 Warrants beneficially owned directly by KCF II.

      Mr. Knoll has the sole power to vote and dispose of the 54,465 shares of Common Stock issuable upon exercise of options and warrants beneficially owned directly by Mr. Knoll.

      Mr. Weiner has the sole power to vote and dispose of the 50,000 shares of Common Stock issuable upon exercise of options beneficially owned directly by Mr. Weiner.

      Mr. Weiner and W-net share the power to vote and dispose of or to direct the vote or direct the disposition of the 333,333 shares of Common Stock issuable upon exercise of the 2004 Warrants beneficially owned directly by W-net.

      Transactions by the Reporting Persons in the Company's Common Stock effected in the past 60 days are described in Item 3 above.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      As described in Item 4 above, the holders of a majority in voting power of the Series B Preferred Stock, voting together as a separate class, have the exclusive right to elect five members of the Board until March 7, 2005 or such number of members as will constitute a majority of the Board.

      WMC and Europa are parties to the Operating Agreement of Acquisition, dated as of May 15, 2003 (as amended, the "Operating Agreement"). Pursuant to the Operating Agreement, WMC has a 74.9% membership interest in Acquisition and Europa has a 25.1% membership interest in Acquisition. WMC and Europa each have the right to appoint one manager of Acquisition (currently, David Weiner and Fred Knoll, respectively), and the unanimous vote of both managers is required for any action taken by the managers.

      The Acquisition Shares, the WMC Shares, the Europa Shares and 59,238 shares of Common Stock held by Technologies (in the aggregate, 12,042,366 shares of Common Stock) are currently subject to a lock-up which prohibits each holder of such shares from selling more than 4% of the shares of Common Stock held by them in any 90-day period or at a price less than $2.75 per share. That lockup may be amended by the holders of a majority of the shares subject to that lockup without the consent of the Company. In addition, Fred Knoll, David Weiner, Acquisition, WMC and Europa have agreed with the investors in the December 2004 private placement not to sell shares of Common Stock (other than shares of Common Stock acquired in such private placement) at prices less than $2.75 per share until the date that is 30 days following the effectiveness of the registration statement registering the resale of the shares of Common Stock sold in that private placement. Subject to the foregoing lock-up restrictions, the Reporting Persons intend to engage in sales of Common Stock from time to time in their discretion.

Item 7. Material to be Filed as Exhibits.

Exhibit No.

      1 Joint Filing Agreement, as required by Rule 13d-1 under the Securities Exchange Act of 1934.

      SIGNATURE After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this
Schedule 13D is true, complete and correct.


Dated: January 6, 2005              EUROPA INTERNATIONAL INC.
                                           By: Knoll Capital Management, L.P.,
                                           its investment manager

                                               By:    /s/ Fred Knoll
                                                  ------------------------------
                                                  Name: Fred Knoll
                                                  Title:   President

Dated: January 6, 2005              KNOLL CAPITAL MANAGEMENT, L.P.

                                               By:    /s/ Fred Knoll
                                                  ------------------------------
                                                  Name: Fred Knoll
                                                  Title: President


Dated: January 6, 2005              GVI ACQUISITION, LLC

                                               By:    /s/ Fred Knoll
                                                  ------------------------------
                                                  Name: Fred Knoll
                                                  Title: Manager

Dated: January 6, 2005              WOODMAN MANAGEMENT CORPORATION

                                               By:    /s/ David Weiner
                                                  ------------------------------
                                                  Name: David Weiner
                                                  Title: President

Dated: January 6, 2005                  /s/ Fred Knoll
                                     ----------------------------------
                                            Fred Knoll

Dated: January 6, 2005                  /s/ David Weiner
                                     ----------------------------------
                                            David Weiner

                                  EXHIBIT INDEX

Exhibit No.

      1 Joint Filing Agreement, as required by Rule 13d-1 under the Securities Exchange Act of 1934.

                             JOINT FILING AGREEMENT

      The undersigned hereby consent to the joint filing by any of them of a Statement on Schedule 13D and any amendments thereto, whether heretofore or hereafter filed, relating to the securities of GVI Security Solutions, Inc., and hereby affirm that this Amendment No. 4 to Schedule 13D is being filed on behalf of each of the undersigned.


Dated: January 6, 2005              EUROPA INTERNATIONAL INC.
                                           By: Knoll Capital Management, L.P.,
                                           its investment manager

                                               By:    /s/ Fred Knoll
                                                  ------------------------------
                                                  Name: Fred Knoll
                                                  Title:   President

Dated: January 6, 2005                      KNOLL CAPITAL MANAGEMENT, L.P.

                                               By:    /s/ Fred Knoll
                                                  ------------------------------
                                                  Name: Fred Knoll
                                                  Title: President


Dated: January 6, 2005                      GVI ACQUISITION, LLC

                                               By:    /s/ Fred Knoll
                                                  ------------------------------
                                                  Name: Fred Knoll
                                                  Title: Manager

Dated: January 6, 2005                      WOODMAN MANAGEMENT CORPORATION

                                               By:    /s/ David Weiner
                                                  ------------------------------
                                                  Name: David Weiner
                                                  Title: President


Dated: January 6, 2005                  /s/ Fred Knoll
                                     ----------------------------------
                                            Fred Knoll

Dated: January 6, 2005                  /s/ David Weiner
                                     ----------------------------------
                                            David Weiner